                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                  FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    928365204
                ------------------------------------------------
                                 (CUSIP Number)

                               ALLAN W. FULKERSON
                        CENTURY CAPITAL MANAGEMENT, INC.
                               ONE LIBERTY SQUARE
                                BOSTON, MA 02199
                                 (617) 482-3060

                                 with a copy to:

                               MATTHEW C. DALLETT
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                                BOSTON, MA 02108
                                 (617) 239-0100
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 16, 2002
                 ----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-------------------                                            -----------------
CUSIP NO. 928365204                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         ALLAN W. FULKERSON
         I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (ENTITIES ONLY)
         NOT APPLICABLE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER                  1,993
SHARES            --------------------------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER              237,283
OWNED BY          --------------------------------------------------------------
EACH               9        SOLE DISPOSITIVE POWER             1,993
REPORTING         --------------------------------------------------------------
PERSON WITH       10       SHARED DISPOSITIVE POWER          237,283
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         239,276
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 1.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 928365204                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Fidelity National Information Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4050 Calle Real, Santa Barbara, California 93110.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Allan W. Fulkerson with respect to shares of Common Stock of the Issuer. Mr. Fulkerson is a citizen of the United States and currently resides in Moultonboro, New Hampshire. His business address is c/o Century Capital Management, Inc., One Liberty Square, Boston, MA 02109. Mr. Fulkerson is the President and Chief Executive Officer of Century Capital Management, Inc. and is also President of CCP Capital, Inc. and a Managing Member of CCP Capital II, LLC, which are the general partners, respectively, of Century Capital Partners, L.P. ("CCP") and Century Capital Partners II, L.P. ("CCP II"), venture capital limited partnerships that are the record and/or beneficial holders of the shares of Common Stock to which this statement relates.

         During the last five years, Mr. Fulkerson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed to reflect that, following the May 16, 2002 distribution of shares of Common Stock to the limited partners of CCP and CCP II, the following shares may be deemed to be beneficially owned by Mr.
Fulkerson: (a) 11,497 shares of Common Stock issued upon Century Capital Management, Inc.'s exercise of a warrant on February 8, 2002 for $100,000.10 (Century Capital Management, Inc. holds these shares for the benefit of CCP);
(b) 35,715 shares of Common Stock issuable upon exercise of a Common Stock warrant issued in exchange for 25,000 Series A-2 Convertible Preferred Stock Warrants purchased by CCP II on December 14, 1999 in conjunction with a total of 3,202,564 shares of Series A, A-1 and A-2 Preferred Stock for an aggregate purchase price of $10,000,000; (c) 148,162 shares of Common Stock purchased by CCP in 1998 (119,646 shares for $5,000,000) and 1999 (28,516 shares for
$503,592.56); (d) 715 shares of Common Stock issued upon exercise of an option on December 31, 2001 for $5,605.60 and 41,193 shares of Common Stock issuable upon exercise of other options, all of which options are held by Richard Freeman for the benefit of CCP and/or CCP II and which were awarded to Mr. Freeman from 1998 to the present as compensation for his service as a director of the Issuer; and (e) 1,993 shares of Common Stock Mr. Fulkerson personally received as a result of the May 16, 2002 distribution from CCP and CCP II. Investment capital of CCP or CCP II and no borrowed funds were used in connection with the exercise of the warrant referenced in subpart (a) hereof, in making the purchases referenced in subpart (c) hereof, and in exercising the option described in subpart (d) hereof. The unexercised options referenced in subpart (d) were issued in consideration for Mr. Freeman's service on the

-------------------                                            -----------------
CUSIP NO. 928365204                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------


Issuer's board. Any exercise of warrant referenced in subpart (b) hereof or of the options described in subpart (d) hereof is expected to be funded with investment capital from CCP or CCP II, and no borrowed funds are expected to be used in connection with such exercises.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisitions of the shares of Common Stock described in Item 3 hereof (or the antecedents of those shares in the case of shares originally acquired as shares of Preferred Stock) is and was to make passive venture capital investments in the Issuer. The current purpose of maintaining the ownership of the shares of Common Stock described in Item 3 hereof is to have a passive venture capital investment in the Issuer. Mr. Fulkerson's indirect interest in any shares of Common Stock held by CCP II includes certain rights under the Irrevocable Stockholder Voting Agreement described in Item 6 hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Fulkerson may be deemed to beneficially own 239,276 shares of the Issuer's Common Stock (including 76,908 shares that may be acquired within the next 60 days upon exercise of options or warrants), or approximately 1.0% of the outstanding shares of Common Stock. Mr. Fulkerson disclaims any interest in the 237,283 of such shares which are not held by him personally, except to the extent of his actual pecuniary interest.

         (b) Mr. Fulkerson has sole power to vote and to dispose of 1,993 of the shares described in subpart (a) hereof. Mr. Fulkerson has shared power to vote and to dispose of 201,568 of the shares described in subpart (a) hereof with CCP Capital, Inc., the general partner of CCP, and Century Capital Management, Inc., the investment manager of CCP. Mr. Fulkerson has shared power to vote and to dispose of the remaining 35,715 shares described in subpart (a) hereof with CCP Capital II, LLC, the general partner of CCP II. CCP Capital, Inc. and Century Capital Management, Inc., both Massachusetts corporations, and CCP Capital II, LLC, a Delaware limited liability company, have principal business addresses of c/o Century Capital Management, Inc., One Liberty Square, Boston, MA 02109, and are engaged in the venture capital industry. During the last five years, none of these entities has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         (c) On May 16, 2002, CCP and CCP II made pro rata distributions to their respective limited partners of a total of 1,014,026 shares of the Common Stock previously reported on this Schedule 13D.

         (d) CCP and CCP II have the right to receive any dividends from, or proceeds from the sale of, the shares of Common Stock held by them or for their benefit. CCP Capital, Inc., the general partner of CCP, and CCP Capital II, LLC, the general partner of CCP II, have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by or for the benefit of the respective partnership. Century Capital Management, Inc., the investment manager of CCP, shares voting and investment power over the 201,568 shares held of record or beneficially by CCP with CCP Capital, Inc.

-------------------                                            -----------------
CUSIP NO. 928365204                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------


         (e) Mr. Fulkerson ceased to be the beneficial owner of more than five percent of the Common Stock on May 16, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to an Irrevocable Stockholder Voting Agreement (the "Voting Agreement") between the Issuer, CCP II, and the other parties thereto, certain shareholders of the Issuer are obligated to vote their shares of Common Stock to elect and maintain in office for a specified two-year period two directors designated by a majority in interest of shares of Common Stock held by former holders of certain shares of Preferred Stock of the Issuer, including CCP II. The form of the Voting Agreement is part of Exhibit 2 to Amendment No. 1 to this
Schedule 13D, filed on April 20, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 10, 2002

                          By:   /s/ Allan W. Fulkerson
                             -------------------------------
                                Allan W. Fulkerson
                                President of Century Capital Management, Inc.
                                President of CCP Capital, Inc.
                                Managing Member of CCP Capital II, LLC